FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
January 4, 2006
GOLD RESERVE RECEIVES PERMITS FOR DETAILED ENGINEERING
ACTIVITIES ON THE BRISAS PROJECT

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: January 4, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE RECEIVES PERMITS FOR DETAILED ENGINEERING
ACTIVITIES ON THE BRISAS PROJECT

January 4, 2006                    NR 06-01

Gold Reserve Inc. (TSX:GRZ) (AMEX:GRZ) today announced that the Government of Venezuela, through its Ministry of Environment and Natural Resources (MARN), granted its subsidiary Compania Aurifera Brisas del Cuyuni, C.A., operator of the Brisas Project, additional permits for the Company's continuing detailed engineering activities related to the development of the Brisas gold/copper project.

The permits are for geotechnical drilling to support detailed engineering work related to pit slope analysis, crusher design, process facility design, tailing dam design, and overall site development for the Brisas Project, which is anticipated to utilize conventional open pit mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18 years.

Doug Belanger, President, stated, "We are pleased to receive these permits from the government allowing for the continued development of the Brisas Project in anticipation of the final permitting for construction."

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper Project and the Choco 5 gold exploration property in Bolivar State, Venezuela. The Brisas Project is estimated to have proven and probable reserves of 10.1 million ounces of gold and 1.29 billion pounds of copper contained in 446 million tonnes with an average grade of 0.70 grams per tonne gold and 0.13% copper. The qualified person involved in the review and evaluation of the reserve estimates contained herein was Daniel M. Thompson, Manager - Technical Services for Gold Reserve. Construction of the Brisas Project is expected to commence upon the issuance of the construction permit by the Ministry of Environment and Natural Resources and securing sufficient debt and equity funding.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634